October 27, 2011

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kirin International Holding, Inc.
Amendment No. 5 to a Form 8-K
Filed October 4, 2011
File No. 333-166343
Form 8-K
Filed August 25, 2011
File No. 333-166343
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 333-166343

Dear Mr. Spirgel:

We hereby submit the responses of Kirin International Holding, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated October 13, 2011, to Mr. Longlin Hu of the Company in regard to the above-referenced (i) Amendment No. 5 on Form 8-K (the “Fifth Amendment”) to the Company’s Current Report on Form 8-K filed on March 7, 2011 (as amended, the “Amended 8-K”); (ii) the Company’s Current Report on Form 8-K filed on August 25, 2011 (the “Item 4.02 8-K”); and the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2011 filed on August 15, 2011 (the “Form 10-Q”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 5 to Form 8-K Filed October 4, 2011

Item 9.01 Financial Statement And Exhibits

Exhibit 99.1

Note 1 – Organization and Description of Business, page F-7

1.	We note your response to comment 3 from our letter dated September 6, 2011 and your new disclosure. In addition to the current presentation, please add the following disclosure in future filings.

•	The duration of your contracts and their remaining terms.
•	A description of how the contracts renew (i.e., whether the operating company’s approval of the contracts is required).
•	A description of how the operating company can terminate the contract.
•
In your MD&A, discuss how your involvement with the VIE’s affects your financial position, financial performance and cash flows. This disclosure should be accompanied by discussion of risks and uncertainties that may result in deconsolidation of your VIE’s.

Provide us with your proposed future disclosure.

Company Response: The following sets forth the Company’s response to the Staff’s comments:

•	The duration of your contracts and their remaining terms.
•	A description of how the contracts renew (i.e., whether the operating company’s approval of the contracts is required).
•	A description of how the operating company can terminate the contract.

The following sets forth the Company’s proposed future disclosures with respect to the first three items in the list in the Staff’s comment above.  For the purpose of responding to the Staff’s comment, the following presents disclosure currently contained in the Amended 8-K as if such disclosure had been amended in response to the Staff’s comment.

“In January 2011, Xingtai Zhongding entered into a term loan for RMB103 million (approximately $15,934,406) with Xingtai Yejin Branch, Industrial and Commercial Bank of China.  The term of the loan is 20 months which commenced from the actual withdrawal date. This loan is a floating rate loan whose rate is set at 10% more than the base borrowing rate.  The base borrowing rate is stipulated by the People’s Bank of China at the date of the first withdrawal and is subject to adjustment every 12 months. The loan is secured by the land use right held by Hebei Zhongding, which provided the guarantee with the land use right as an affiliated company of Xingtai Zhongding. To the date of this report, RMB 53 million (approximately $8,199,258) was withdrawn on following terms:

Term	Initial Interest rate	Amount received (RMB)
April 22, 2011 to September 3, 2012	10.24% annual	13,000,000 (approximately $2,011,139)

May 3, 2011 to June 3, 2011	9.635% annual	30,000,000 (approximately $4,641,089)

May 4, 2011 to March 3, 2011	9.635% annual	10,000,000 (approximately $1,547,030)

Xingtai Zhongding has covenanted to the lender that (1) the use of the loan is limited to the development and construction of the Kirin County Project only, otherwise Xingtai Zhongding would be required to pay a penalty to the lender in an amount equal to 50% of the interest due on that portion of the loan that was not used for development and construction of the Kirin County Project; (2) before the loan and interest is fully repaid, Xingtai Zhongding may not distribute dividends or other amounts to its shareholders; (3) Xingtai Zhongding shall obtain the lender’s prior written consent or make arrangements to the lender’s satisfaction concerning the repayment of the loan before Xingtai Zhongding’s merge and separation, decrease of registered capital, change of share structure, transfer of material assets or creditor’s right, material external investment, substantial increase of debt financing, and any other actions that will adversely impact the lender’s interest; and (4) Xingtai Zhongding needs to notify the lender of any change of its articles of association, business scope, registered capital, legal representative, or recession, dismissal, liquidation, suspension, cancellation of license, bankruptcy, or any material legal proceeding in which Xingtai Zhongding or its shareholders, directors or senior management is involved in a timely manner. In the event that Xingtai Zhongding fails to maintain the covenants set forth in items (1) through (4) of the preceding sentence, the lender may declare the loan due and payable immediately and request Xingtai Zhongding to repay the loan and pay any interest, fees or penalties due thereunder and reimburse the lender for its losses resulting therefrom.

There is no renewal clause in this term loan contract. Unless otherwise specified, any newly signed loan contract shall be deemed as a new and independent contract.

There is no specific clause thereunder regarding Xingtai Zhongding’s termination right in this loan contract. However, according to PRC Contract Law, Xingtai Zhongding and the lender may terminate the contract upon consensus through consultation; Xingtai Zhongding may terminate the contract under any of the following circumstances: (1) it is rendered impossible to achieve the purpose of contract due to an event of force majeure; (2) prior to the expiration of the period of performance, the other party expressly states, or indicates through its conduct, that it will not perform its main obligation; (3) the other party delayed performance of its main obligation after such performance has been demand, and fails to perform within a reasonable period; (4) the other party delays performance of its obligations, or breaches the contract in some other manner, rendering it impossible to achieve the purpose of the contract; or (5) any other circumstances as stipulated by law.

In January 2011, Xingtai Zhongding also entered into a term loan for RMB80 million (approximately $12,376,238) with Xingtai Chengjiao Rural Credit Cooperative Union and other six credit cooperative unions. The loan is secured by land use right held by Hebei Zhongding, which provided the guarantee with the land use right as an affiliated company of Xingtai Zhongding. The terms of the loan are as follows:

Lender	Term	Initial Interest rate	Amount received (RMB)
Xingtai Chengjiao Rural Credit Cooperative Union	January 11, 2011 to December 5, 2012	10.58% annual	15,000,000 (approximately $2,320,545)

Lincheng Rural Credit Cooperative Union	January 11, 2011 to December 5, 2012	10.58% annual	10,000,000 (approximately $1,547,030)

Pingxiang Rural Credit Cooperative Union	January 11, 2011 to December 5, 2012	10.58% annual	7,000,000 (approximately $1,082,921)

Guangzong Rural Credit Cooperative Union	January 11, 2011 to December 5, 2012	10.58% annual	8,000,000 (approximately $1,237,624)

Xingtai Rural Credit Cooperative Union	January 12, 2011 to December 6, 2012	10.58% annual	13,000,000 (approximately $2,011,139)

Nangong Rural Credit Cooperative Union	January 11, 2011 to December 5, 2012	10.58% annual	13,000,000 (approximately $2,011,139)

Shahe Rural Credit Cooperative Union	January 11, 2011 to December 5, 2012	10.58% annual	14,000,000 (approximately $2,165,846)

Xingtai Zhongding has covenanted to the lenders that (1) the use of the loan is limited to the Kirin County Project only, otherwise Xingtai Zhongding would be required to pay a penalty to the lender in an amount equal to 200% of the interest due on that part of the loan that was not used for the Kirin County Project; and (2) Xingtai Zhongding is required to notify the lender of any change of its name, legal representative, registered address, business scope and registered capital. Xingtai Zhongding is also required to notify the lenders in a written form of any condition that will have material adverse influence in the repayment of the loan during the effective period of this loan, and shall obtain the consent of the lenders and implement the repayment and guarantee as requested by the lenders. In the event that Xingtai Zhongding fails to maintain the covenants set forth in items (1), or in the event of any contract, leasing, merger, acquisition, joint venture, separation, affiliation, shareholding reform, or any other change of operating mode or transformation of operating mechanism during the term of this loan, which the lender considers it has been influenced or will likely be influenced the rights and benefits stipulated in this loan, the lenders may declare the loan due and payable immediately and request Xingtai Zhongding to repay the loan and pay any interest, fees or penalties due thereunder.

There is no renewal clause in this term loan contract. Unless otherwise specified, any newly signed loan contract shall be deemed as a new and independent contract.

There is no specific clause thereunder regarding Xingtai Zhongding’s termination right in this loan contract. However, according to PRC Contract Law, Xingtai Zhongding and the lender may terminate the contract upon consensus through consultation; Xingtai Zhongding may terminate the contract under any of the following circumstances: (1) it is rendered impossible to achieve the purpose of contract due to an event of force majeure; (2) prior to the expiration of the period of performance, the other party expressly states, or indicates through its conduct, that it will not perform its main obligation; (3) the other party delayed performance of its main obligation after such performance has been demand, and fails to perform within a reasonable period; (4) the other party delays performance of its obligations, or breaches the contract in some other manner, rendering it impossible to achieve the purpose of the contract; or (5) any other circumstances as stipulated by law.”

•
In your MD&A, discuss how your involvement with the VIE’s affects your financial position, financial performance and cash flows. This disclosure should be accompanied by discussion of risks and uncertainties that may result in deconsolidation of your VIE’s.

The following sets forth the Company’s proposed future disclosures with respect to the last item in the Staff’s comment above:
“Our involvement with the VIE’s may affect our financial position, financial performance and cash flows as follows:

(A) The PRC government may determine that the Contractual Arrangement is not in compliance with applicable PRC laws, rules and regulations.

In the PRC it is widely understood that foreign invested enterprises are forbidden or restricted to engage in certain businesses or industries which are sensitive to the economy. While we intend to centralize our management and operation in the PRC without being restricted to conduct certain business activities which are important for our current or future business but are restricted or might be restricted in the future, we believe our Contractual Arrangements will be essential for our business operation. In order for Kirin Management to manage and operate our business through the Operating Companies in the PRC, the Contractual Arrangements were entered into under which almost all of the business activities of the Operating Companies are managed and operated by Kirin Management and almost all economic benefits and risks arising from the business of the Operating Companies are transferred to Kirin Management.

There are risks involved with the operation of the Operating Companies under the Contractual Arrangements. If the Contractual Arrangements are considered to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	discontinuing or restricting the operations of Kirin Management or the Operating Companies;
•	imposing conditions or requirements in respect of the Contractual Arrangement with which Kirin Management may not be able to comply;
•	requiring us to restructure the relevant ownership structure or operations; and
•	taking other regulatory or enforcement actions that could adversely affect our business.

Any of these actions could have a material adverse impact on our business, financial condition and results of operations.

(B) The Contractual Agreements through which we have established control of Hebei Zhongding and Xingtai Zhongding may not be as effective in providing operational control over those entities as direct ownership. Because we rely on Hebei Zhongding and Xingtai Zhongding for our revenue, any termination of, or disruption to, these contractual arrangements could detrimentally affect our business.

All of our business operations are carried out by Hebei Zhongding and Xingtai Zhongding. We do not own any equity interests in Hebei Zhongding and Xingtai Zhongding, but control and receive the economic benefits of their respective business operations through various Contractual Arrangements. The Contractual Arrangements are between Hebei Zhongding and Xingtai Zhongding, their respective owners, and Kirin Management, our wholly-owned subsidiary in the PRC. The Contractual Arrangements are comprised of a series of agreements, including: an Entrusted Management Agreement, a Shareholders’ Voting Proxy Agreement and an Exclusive Option Agreement. Through these Contractual Arrangements, we have the ability to substantially influence the daily operations and financial affairs of Hebei Zhongding and Xingtai Zhongding, as we are able to appoint its senior executives and approve all matters requiring shareholder approval. Accordingly, we will consolidate Hebei Zhongding’s and Xingtai Zhongding’s operating results, assets and liabilities in our financial statements.

These agreements are governed by the PRC laws and regulations. PRC laws and regulations concerning the validity of the Contractual Arrangements are uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the PRC government may involve substantial uncertainty. Further, these Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration proceedings pursuant to PRC laws. If Hebei Zhongding or Xingtai Zhongding or their respective stockholders fail to perform their obligations under the Contractual Arrangements, we may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, and there is a risk that we may be unable to obtain these remedies. Therefore our Contractual Arrangements may not be as effective in providing control over Hebei Zhongding and Xingtai Zhongding as direct ownership. Because we rely on Hebei Zhongding and Xingtai Zhongding for our revenue, any termination of or disruption to these Contractual Arrangements could detrimentally affect our business.”

Form 8-K filed on August 25, 2011

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
Completed Interim Review

2.	With regard to adjustment (c), please tell us in detail why revenue and related cost of sales were reversed for the September 2010 financial statements. Furthermore,

•	Tell us why you recorded revenue before all the revenue recognition criteria pursuant to ASC 360-20-40-50 were met.
•	Tell us why this error was not detected prior to filing your September 2010 financial statements.
•	Tell us what controls are in place to make sure this does not occur again.
•	Tell us why this adjustment affected properties and land lots under development and customer deposits.

Company Response:  The following sets forth the Company’s response to the items in the Staff’s comment:

In the third quarter of 2010, we commenced the sale of commercial units in our Kirin County project. Generally, we require our customers to pay a deposit of between 20% and 30% of the contract price before entering into sales contracts.  However, for commercial units, we sometimes permit customers to pay a lesser percentage of the contract price as a deposit because contract prices for commercial units are significantly higher than for residential units.

For several commercial units we entered into sales contracts with customers near the end of third quarter of 2010, we have allowed these customers to pay 5% of contract price as down payment, and remaining contract price can be paid from fourth quarter of 2010 until the completion of the Kirin County project in several installments.  Because of the relevant low down payment percentage, these transactions did not meet all criteria set out in ASC 360-20-40-50, and no revenue shall be recognized.

•	Tell us why you recorded revenue before all the revenue recognition criteria pursuant to ASC 360-20-40-50 were met.

The Company did not calculate down payments received as a percentage of total contract prices for the Kirin County Project units that had been sold when the Company prepared its unaudited financial statements for the period ended September 30, 2010 and failed to detect these sales did not meet all the criteria pursuant to ASC 360-20-40-50.

•	Tell us why this error was not detected prior to filing your September 2010 financial statements.

At the time we were preparing the unaudited September 2010 financial statements, several verification procedures intended to detect errors, which are implemented for preparation of year-end financial statements and subsequent periodic regulatory filings subject to independent accountant’s audit or review, were not properly carried out.  As discussed below, we have expanded our review procedures and added additional personnel proficient in US GAAP to detect errors of this kind in the future.

•	Tell us what controls are in place to make sure this does not occur again.

We have implemented detective controls regarding the recognition of profit for developing condominium real estate at each reporting period-end.  These controls include (1) our sales department compares the contract signing dates and contract prices set forth in our Unit Sales Statistics report (the “Report”) to copies of the original, sign contracts entered into between the Company and its customers for the applicable period; (2) our treasury department confirms that the amount of down payments and installments received during the period set forth in the Report correspond with the department’s cash collection records for the applicable period; (3) our financial reporting department examines each unit’s down payment percentage to determined whether the threshold predetermined by the Company is met before including it into the calculation of revenue (our financial reporting department also reviews other parameters involved in the calculation to make sure they are consistent with prior periods or that any changes have been authorized); and (4) the General Manager of the Company’s Financial Management Center and the Company’s Chief Financial Officer evaluate the calculation of revenue and related costs of revenue for their overall reasonableness, including comparing with financial projections, and also evaluate whether other conditions included in accounting literature are met before determining whether profit can be recognized on the sale of individual units of a condominium project.

In addition, the Company intends to increase its board membership to include directors with US GAAP experience and intends to establish an audit committee comprised entirely of independent directors that meet the requirements of Rule 10A-3 under the Exchange Act within the next 12 months.  Please note, however, that no formal steps have been taken by the Company as of the date hereof in furtherance of the foregoing.

•	Tell us why this adjustment affected properties and land lots under development and customer deposits.

Due to the reversal of sales and related costs of sales, accumulated development costs of the affected units were debited back to “properties under development” from “costs of real estate sales” and down payments made by customers were credited back to “customer deposits” from “revenue from real estate sales.”

Form 10-Q for the Quarterly Period Ended June 30, 2011

Part I – Financial Information, page 1

Note 1 – Organization and Summary of Significant Accounting Policies, page 5

Real Estate Capitalization and Cost Allocation, page 9

3.
We note your disclosure that land use rights are divided and transferred to customers after the Company delivers properties. In this regard, tell us when you recognize the cost of land use rights in your consolidated statements of income and comprehensive income. Refer to your basis in accounting literature. Also, tell us why properties under development for the Kirin County project increased from December 31, 2010 to June 30, 2011 (based on disclosure on page 14).

Company Response: The cost of land use rights for sold condominium units is recognized in consolidated statements of income and comprehensive income pursuant to the percentage-of-completion method in accordance with the guidance set out in ASC 360-20-40-50 through 55, identical to construction costs.  Once the government has issued certificates of land use rights to us, there is no substantial regulatory limitations that prevent us from dividing and transferring land use rights to our customers when we deliver condominium units to them. According to PRC laws and regulations, when a real estate project construction completes and the units are delivered to buyers, the buyers of each single unit may apply for a House Title Certificate, which will record the divided land use right area, and the total divided land use right area of all construction areas will be equal to the land use right of the whole project.

As of June 30, 2011, approximately 22% (measured in gross floor area) of the Kirin County Project were not sold to customers.  These units’ construction costs had been accumulated in “properties under development” as the construction’s percentage-of-completion progressed, which led to an increase of this account.

Note 7 – Accounts Payable, page 14

4.
Tell us in detail what $36,676,980 payables in relation to an acquisition of land use rights relates to. Tell us if you capitalized land use rights before you paid for them and before you received the certificate of land use rights. If so, tell us why you believe it is appropriate. Refer to you basis in accounting literature.

Company Response:  The payable in amount of $14,231,160 as of June 30, 2011 relates to the acquisition of the land use rights for the No. 79 Courtyard Project.  We have obtained the certificate of land use rights for the No. 79 Courtyard Project on November 9, 2010.  This amount represents an adjustment to the original land purchase price, and we capitalized it in “Real estate properties and land lots under development”

The payable in amount of $22,445,820 as of June 30, 2011 pertains to several land lots relating to Kirin Bay projects we plan to develop in the future.  We received one certificate of land use rights on July 7, 2011 and expect to receive other certificates of land use rights in the near future.  Nevertheless, pursuant to the agreement entered into between Xingtai Kong Village Real Properties Co., Ltd. and us, the payment was related to “compensate Kong Village’s loss of great deal of cultivated land and associated economic benefits throughout the Kong Village Relocation Program,” which occurred before June 30, 2011.  Furthermore, the payment is not conditioned on the fulfillment by Xingtai Kong Village Real Properties Co., Ltd. of any obligation to us in the future.  Because of this contract’s characteristics, we believe it meets the definition of liability, as stated in the Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6 “Elements of Financial Statements” paragraph 35 – “Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”  We capitalized the total future payment amount in “Real estate properties and land lots under development” and recognized an account payable at the same time.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Kirin International Holding, Inc.

By:        /s/ Longlin Hu
Longlin Hu
President and Chief Executive Officer